SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549


                                 AMENDMENT NO. 5


                                       TO


                                   FORM N-8B-2


                               FILE NO. 811-02629


                 REGISTRATION STATEMENT OF UNIT INVESTMENT TRUST


                                February 6, 2009


                         Pursuant to Section 8(b) of the
                         Investment Company Act of 1940

                           CORPORATE SECURITIES TRUST
                                       AND
                          INTERMEDIATE-TERM DEBT SERIES
                                       AND
                           TAXABLE FIXED INCOME TRUST
                             (AND SUBSEQUENT SERIES)













              NOT THE ISSUER OF PERIODIC PAYMENT PLAN CERTIFICATES







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I.       ORGANIZATION AND GENERAL INFORMATION

         2. Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each depositor of the trust.

            First Trust Portfolios L.P.
            120 East Liberty Drive
            Wheaton, Illinois 60187
            Internal Revenue Service Employer Identification
            Number is:  36-3768815

         3. Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class or series of securities each custodian or trustee is acting.

            The Bank of New York Mellon
            101 Barclay Street
            New York, New York 10286
            Internal Revenue Service Employer Identification
            Number is:  13-5160382

         4. Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each principal underwriter currently distributing securities of the trust.

            First Trust Portfolios L.P.
            120 East Liberty Drive
            Wheaton, Illinois 60187
            Internal Revenue Service Employer Identification
            Number is:  36-3768815

III. ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

Organization and Operations of Depositor

        25. State the form of organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.

            First Trust Portfolios L.P. is an Illinois limited partnership formed in 1991.

        27. Describe the general character of the business engaged in by the depositor including a statement as to any business other than that of depositor of the trust. If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor's activities therewith. If the



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            depositor has ceased to act in such named capacities, state the date of and circumstances surrounding such cessation.

            First Trust Portfolios L.P. specializes in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. First Trust Portfolios L.P. acts as Sponsor for successive series of the following investment companies: The First Trust Combined Series; FT Series (formerly known as The First Trust Special Situations Trust); The First Trust Insured Corporate Trust; The First Trust of Insured Municipal Bonds; The First Trust Tax-Exempt Series; The First Trust Unit Investment Trust Series; Fidelity Unit Investment Trust; EST Symphony Trust; Equity Series Trust; CMO Series; Insured Municipal Securities Trust Series; High Income Series; Municipal Securities Trust Series; Government Securities Equity Trust Series; National Municipal Trust; Taxable Fixed Income Trust; Hutton Telephone Trust; Equity Focus Trusts; Uncommon Values Unit Trust and The First Trust GNMA. First Trust Portfolios L.P. is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

        Officials and Affiliated Persons of Depositor

        28. (a) Furnish as at latest practicable date the following information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of the depositor.


        -----------------------------------------  ----------------------------
                                                    Ownership of securities of
        Name                                        the depositor (% of class)
        -----------------------------------------  ----------------------------
        The Charger Corporation (General Partner    1%
        of First Trust Portfolios L.P.)
        -----------------------------------------  ----------------------------
        Grace Partners of DuPage L.P. (Limited     99%
        Partner of First Trust Portfolios L.P.)
        -----------------------------------------  ----------------------------


            (b) Furnish a brief statement of the business experience
                during the last five years of each officer, director or partner of the depositor.

                Reference is made to Exhibit D.


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        29. Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds with power to vote 5% or more of the outstanding voting securities of the depositor.

            Reference is made to Item 28(a).


                              FINANCIAL STATEMENTS

Financial Statements of the Depositor*

         1.       Balance Sheet

         2.       Profit and Loss Statement





_________________
* Reference is made to Form X-17A-5 filed by First Trust Portfolios L.P. (File No. 8-43843) as filed on February 28, 2008.


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                                    EXHIBITS

Exhibit A(6)(a)

         Certificate of Limited Partnership of First Trust Portfolios L.P. Reference is made to Amendment No. 1 to Form S-6 of The First Trust Special Situations Trust, Series 18 (File No. 33-42683) and the same is hereby incorporated herein by reference.

Exhibit A(6)(b)

         Amended and Restated Limited Partnership Agreement of First Trust Portfolios L.P. Reference is made to Amendment No. 1 to Form S-6 of The First Trust Special Situations Trust, Series 18 (File No. 33-42683) and the same is hereby incorporated herein by reference.

Exhibit A(11)

         Code of Ethics of First Trust Portfolios L.P. Reference is made to Amendment No. 1 to Form S-6 of FT 415 (File No. 333-31176) and the same is hereby incorporated herein by reference.


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



         Exhibit D

         DIRECTORS, OFFICERS AND PARTNERS OF FIRST TRUST PORTFOLIOS L.P.

                               EMPLOYMENT HISTORY

         James A. Bowen. Mr. Bowen, the Chairman of the Board of Trustees of the funds ("Funds") managed by First Trust Advisors L.P. ("FTA"), is President of FTA and First Trust Portfolios L.P. ("FTP"). Mr. Bowen also serves on the Executive Committee of the Funds.

         Mark R. Bradley. Mr. Bradley, the Treasurer, Controller, Chief Financial Officer and Chief Accounting Officer of the Funds is the Chief Financial Officer of FTA and FTP. Mr. Bradley oversees the Accounting, Fund Accounting, Financial, Clearing, Human Resources and Information Technology operations of FTA and FTP.

         W. Scott Jardine. Mr. Jardine, the Secretary and Chief Compliance Officer of the Funds, is General Counsel of FTA and FTP.

         Robert F. Carey. Mr. Carey is Chief Investment Officer of FTA and FTP. As a member of FTA's Investment Committee, Mr. Carey consults with the other members on market conditions and FTA's general investment philosophy.

         Jon C. Erickson. Mr. Erickson is a Senior Vice President of FTA and FTP. As a member of FTA's Investment Committee, Mr. Erickson is responsible for determining the securities to be purchased and sold by Funds that do not utilize quantitative investment strategies.

         David G. McGarel. Mr. McGarel is a Senior Vice President of FTA and FTP. As a member of FTA's Investment Committee, he is responsible for developing and implementing quantitative investment strategies.

         Kristi A. Maher. Ms. Maher, the Assistant Secretary of the Funds, is Deputy General Counsel of FTA and FTP. Prior to joining FTA and FTP, Ms. Maher spent 10 years as an attorney with Chapman and Cutler LLP, with a practice concentration in general corporate and securities law.

         James M. Dykas. Mr. Dykas is an Assistant Treasurer of the Funds and Senior Vice President of FTA and FTP. Prior to joining FTA and FTP, Mr. Dykas spent 12 years with Van Kampen Asset Management and Morgan Stanley Investment Management with his most recent position being Executive Director of both entities.

         Stan Ueland. Stan Ueland, Assistant Vice President of the exchange-traded funds, is a Vice President of FTA and FTP. Mr Ueland is responsible for executing the investment strategies of the exchange-traded funds and is a member of FTA's Investment Committee (for exchange-traded funds only). He oversees day to day portfolio


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         management operations and monitors the funds to ensure that fund objectives are achieved.

         Dan Waldron. Mr. Waldron is a Vice President of FTA and FTP. He joined the firm in February, 2005. Prior to joining First Trust, Dan was Executive Director for Scudder Investments, a Deutsche Asset Management company from September, 2003 through June, 2004.

         Chele Quintos. Chele Quintos, Assistant General Counsel of FTA and FTP, joined First Trust in December 2005 after spending three years as a corporate and public finance attorney with Jones Day in Chicago, Illinois, with a concentration in the area of tax-exempt municipal finance.

         Erin E. Chapman. Ms. Chapman, Assistant General Counsel of FTA and FTP, joined First Trust in March 2006. Prior to her arrival, Erin worked as an associate at a small law firm practicing corporate law with focusing on securities and commodities law.

         Christopher R. Fallow. Mr. Fallow, Assistant Vice President of the First Trust closed-end funds, is an Assistant Vice President of FTA and FTP. He is responsible for supervising the sub-advisors of various First Trust closed-end funds and monitoring the investment portfolios of these closed-end funds and is a recipient of the Chartered Financial Analyst designation. Mr. Fallow joined FTA in January 2005 after working as a municipal bond trader at BondWave LLC from July 2001 to January 2005.

         Robert Porcellino. Mr. Porcellino is a Senior Vice President for FTP and FTA. He is responsible for product development for the firms, which includes the implementation of ETFs, closed-end funds, and structured products.

         Pamela Cocalas Wirt. Ms. Wirt is Assistant General Counsel of FTA and FTP. Prior to joining FTA and FTP, Ms. Wirt was of-counsel with the law firm of Vedder, Price, Kaufman and Kammholz, P.C. representing registered investment companies.

         Christina L. Knierim. Ms. Knierim is a Vice President of FTA and FTP. Prior to joining FTA and FTP, Ms. Knierim spent 3.5 years with Calamos Advisors, LLC with her most recent position being Director of Investment Tax. Additionally, she spent 8 years with KPMG LLP working in the federal tax department.

         Kathleen Wieland Brown. Ms. Brown is the Chief Compliance Officer of FTA and FTP. She has over 20 years of experience in broker/dealer and investment adviser compliance, securities regulation and internal audit. Prior to joining FTA and FTP, she was Director of Compliance and a principal of William Blair & Company, L.L.C. She worked for the NASD (now known as FINRA) and Washington National Corporation before joining William Blair.

         Coleen D. Lynch. Ms. Lynch. Assistant Vice President of the Funds, is an Assistant Vice President of FTA and FTP, and joined First Trust in


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


         January 2008. Prior to joining First Trust, Coleen was a Vice President and spent 10 years with Van Kampen Asset Management and Morgan Stanley Investment Management.

         Katherine L. Urevig. Ms. Urevig is a Vice President of FTA and FTP. Prior to joining FTA and FTP, Ms. Urevig spent 11 years with Van Kampen Asset Management and Morgan Stanley Investment Management with her most recent position being Vice President of both entities.


         NAME                                    POSITIONS AND OFFICES WITH FTP

         The Charger Corporation                 General Partner

         Grace Partners of DuPage L.P.           Limited Partner

         Frank L. Fichera                        Managing Director

         Russell J. Graham                       Managing Director

         R. Scott Hall                           Managing Director

         John Vasko                              Assistant General Counsel

         Ronald D. McAlister                     Managing Director

         Richard A. Olson                        Managing Director

         Andrew S. Roggensack                    Managing Director

         Elizabeth H. Bull                       Senior Vice President

         Patricia L. Costello                    Senior Vice President

         Christopher L. Dixon                    Senior Vice President

         Jane Doyle                              Senior Vice President

         Kenneth N. Hass                         Senior Vice President

         Jason T. Henry                          Senior Vice President

         Christian D. Jeppesen                   Senior Vice President

         Christopher A. Lagioia                  Senior Vice President

         Mark R. McHenney                        Senior Vice President

         Mitchell Mohr                           Senior Vice President

         Paul E. Nelson                          Senior Vice President

         Steve R. Nelson                         Senior Vice President


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         Steven R. Ritter                        Senior Vice President

         Alan Rooney                             Senior Vice President

         Francine Russell                        Senior Vice President

         Brad A. Shaffer                         Senior Vice President

         Brian Sheehan                           Senior Vice President

         Andrew C. Subramanian                   Senior Vice President

         Mark P. Sullivan                        Senior Vice President

         Gregory E. Wearsch                      Senior Vice President

         Patrick Woelfel                         Senior Vice President

         Dan Affetto                             Vice President

         Lance Allen                             Vice President

         Eric Anderson                           Vice President

         Carlos Barbosa                          Vice President

         Michael Bean                            Vice President

         Rob Biddinger                           Vice President

         Mike Britt                              Vice President

         Nathan S. Cassel                        Vice President

         Will Cobb                               Vice President

         Joshua Crosley                          Vice President

         Michael Dawson                          Vice President

         Michael Darr                            Vice President

         Albert K. Davis                         Vice President

         Daren J. Davis                          Vice President

         S. Sean Degnan                          Vice President

         Joel D. Donley                          Vice President


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         Brett Egner                             Vice President

         Stacy Eppen                             Vice President

         Wendy Flaherty                          Vice President

         Edward Foley                            Vice President

         Don Fuller                              Vice President

         John Gillis                             Vice President

         Matt D. Graham                          Vice President

         Matt Griffin                            Vice President

         William M. Hannold                      Vice President

         Mary Jane Hansen                        Vice President

         Vance Hicks                             Vice President

         Rick Johnson                            Vice President

         Tom Knickerbocker                       Vice President

         Thomas E. Kotcher                       Vice President

         Daniel Lavin                            Vice President

         Michael P. Leyden                       Vice President

         Keith L. Litavsky                       Vice President

         Stephanie L. Martin                     Vice President

         Marty McFadden                          Vice President

         Sean Moriarty                           Vice President

         John O'Sullivan                         Vice President

         David Pagano                            Vice President

         Brian K. Penney                         Vice President

         Blair R. Peterson                       Vice President

         Jason Peterson                          Vice President


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         Marisa Prestigiacomo                    Vice President

         Craig Prichard                          Vice President

         David A. Rieger                         Vice President

         Michael Rogers                          Vice President

         James Rowlette                          Vice President

         Ronda L. Saeli                          Vice President

         Jeffrey M. Samuel                       Vice President

         Timothy Schival                         Vice President

         Nim Short                               Vice President

         Edward J. Sistowicz                     Vice President

         Eric Stoiber                            Vice President

         Terry Swagerty                          Vice President

         Brian Taylor                            Vice President

         Kerry Tazakine                          Vice President

         Timothy Trudo                           Vice President

         Bryan Ulmer                             Vice President

         Barbara E. Vinson                       Vice President

         Jeff Westergaard                        Vice President

         Lewin M. Williams                       Vice President


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                                    SIGNATURE

         Pursuant to the requirements of the Investment Company Act of 1940, the Depositor of the registrant has caused this Amendment No. 5 to the registration statement to be duly signed on behalf of the registrant in the city of Wheaton and state of Illinois on the 6th day of February, 2009.


                                            By:   FIRST TRUST PORTFOLIOS L.P.



                                            By: /s/ Jason T. Henry
                                                -------------------------------
                                                Jason T. Henry
                                                Senior Vice President